Freeport-McMoRan Copper & Gold Inc. Commences

Tender Offer for Early Conversion of its

8¼% Convertible Senior Notes due 2006

NEW ORLEANS, LA, December 8, 2003 -- Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) announced today an offer to pay a cash premium of $20 plus accrued and unpaid interest through the conversion date for each $1,000 principal amount of its 8¼% Convertible Senior Notes due 2006 ("Notes") that are converted into common stock on or prior to January 6, 2004.  The $292.6 million in Notes currently outstanding are convertible at the option of the holders at a conversion price of $14.30 per FCX share, which is equivalent to approximately 20.5 million shares of FCX common stock.

As previously reported, $603.75 million in Notes were originally issued in August 2001, and approximately 51% of the Notes were converted into 21.76 million shares of FCX common stock in privately negotiated transactions in August 2003.  This offer seeks to induce conversion of the remaining Notes.

Assuming early conversion of all Notes pursuant to the offer, FCX's total cash payment, including accrued and unpaid interest, would approximate $16 million and would be funded from the amount originally placed in escrow to pay the first three years' interest on the Notes.  The 20.5 million common shares issuable upon conversion of the Notes, together with 11.7 million shares that FCX expects to issue upon conversion of its Step-Up Convertible Preferred Stock, which was recently called for redemption, would increase FCX's outstanding common shares to approximately 204 million.  Full conversion of the Notes would reduce FCX's consolidated debt by $292.6 million.  The cash savings between the annual interest currently payable on the Notes and the annual dividend currently paid on the common stock, assuming all Notes are converted, would approximate $8 million per annum.  The cash paid in connection with this offer will be a charge to net income.

The Notes are callable at FCX's option after July 31, 2004, and FCX currently intends to call all Notes not previously converted at that time.

This press release is not an offer to purchase, or a solicitation of an offer to sell the Notes, which will be made only on the terms and subject to the conditions described in the Offering Circular and related documents, dated December 8, 2003, which will be distributed to the holders of the Notes.  Copies of these documents will also be filed with the SEC today as exhibits to a Schedule TO.  Georgeson Shareholder Communications Inc. will serve as information agent for the offer.  Holders of Notes who want copies of the Offering Circular and related documents or who have questions about the offer should call Georgeson toll free at 800-843-0129.

FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia.  Additional information on FCX is available on our Internet website www.fcx.com.